As filed with the Securities and Exchange Commission on May 8, 1998.




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)



                           CENTRAL MAINE POWER COMPANY
                  (Name of Issuer and Person Filing Statement)



           FLEXIBLE MONEY MARKET PREFERRED STOCK(TM), SERIES A, 7.999%
                         (Title of Class of Securities)



                                   154051-87-4
                      (CUSIP Number of Class of Securities)



                                 David E. Marsh
                         c/o Central Maine Power Company
                                 83 Edison Drive
                                Augusta, ME 04336
                                 (207) 623-3521
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                   Copies to:

                         E. Ellsworth McMeen, III, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019
                                 (212) 424-8000


                                   May 8, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)




                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------

   Transaction                                                      Amount of
    Valuation1                                                      Filing Fee

   $21,600,000                                                        $4,320
===============================================================================

      1Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount previously paid:   __________                Filing party:     __________
Form or registration no.: __________                Date filed:       __________


      This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to the tender offer by Central Maine Power Company (the "Company") to purchase up to 200,000 shares of its Flexible Money Market Preferred Stock(TM), Series A, 7.999%, par value $100 per share (the "Shares"), at a cash price of $108.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which Offer to Purchase and Letter of Transmittal, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the forms of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

Item 1.    Security and Issuer.

      (a) The name of the issuer is Central Maine Power Company. The address of its principal executive offices is 83 Edison Drive, Augusta, Maine 04336.

      (b) The information set forth in the "Introduction" to the Offer to Purchase, "Number of Shares; Proration" in Section 1 of the Offer to Purchase, and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 8 of the Offer to Purchase is hereby incorporated by reference.

      (c) The information set forth in the "Introduction" to the Offer to Purchase, "Price Range of Shares; Dividends" in Section 6 of the Offer to Purchase, and "Effects of the Offer on the Market for the Shares; Registration Under the Exchange Act" in Section 11 of the Offer to Purchase is incorporated herein by reference.

      (d) This Statement is being filed by the issuer.

Item 2.    Source and Amount of Funds or Other Consideration.

      (a)-(b) The  information  set  forth in  "Source  and  Amount of Funds" in
Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

      The information set forth in the "Introduction" to the Offer to Purchase and "Background and Purpose of the Offer; Certain Effects of the Offer" in
Section 7 of the Offer to Purchase is incorporated herein by reference.

      (a)-(j)  1.  Holding   Company.   In  an  attempt  to  provide   increased
organizational, managerial and financial flexibility to better position the Company in the changing electric utility industry, the Company is presently contemplating a significant corporate restructuring through establishment of a holding company structure.

      To carry out the restructuring, the Company has formed a new Maine corporation, temporarily named HoldCo, Inc. ("HoldCo"). The Board of Directors of the Company has authorized and approved a merger agreement between the Company and HoldCo, subject, among other things, to approval by the shareholders of the Company entitled to vote on the transaction and by the Company's regulators.

      If  approved,  the  restructuring  would be  effected  through  a  reverse triangular merger (the "Merger"), which is widely used in corporate restructurings. Shortly before the restructuring is effected, it is envisioned that HoldCo would form a new Maine corporation ("MergeCo"). MergeCo would be a transitory corporation, formed solely to effectuate the Merger, and would cease to exist upon the Merger. It is presently contemplated that the following events would occur upon the effectiveness of the Merger: (a) MergeCo would merge into the Company, with the Company being the surviving corporation; on the filing of the Articles of Merger with the Maine Secretary of State or on a later date specified in the Articles of Merger (the "Merger Date"), MergeCo would cease to exist; (b) on the Merger Date, each outstanding share of common stock of the Company (excluding shares held by shareholders who have a right to dissent and who have dissented in compliance with the requirements of Maine corporate law) would be converted by operation of law into one share of HoldCo common stock; holders of common stock of the Company before the Merger would automatically become holders of HoldCo common stock, holding the same number of shares, and would cease to be owners of common stock of the Company; (c) also on the Merger Date, the outstanding shares of MergeCo common stock (that is, shares issued to HoldCo at the time MergeCo was formed) would, as a result of the merger of MergeCo into the Company, be converted by operation of law into a number of shares of common stock of the Company equal to the number of shares of common stock of the Company outstanding immediately prior to the share conversion; and
(d) each share of HoldCo common stock issued to the Company when HoldCo was formed would be cancelled.

      As a result of the merger of MergeCo into the Company, the Company would become a subsidiary of HoldCo, with HoldCo owning all outstanding shares of common stock of the Company. The Merger and restructuring would not result in any change in the terms of the outstanding preferred stock of the Company, which would remain outstanding at the Company level and would not be converted into, or otherwise become, a security of HoldCo. Prior to the Merger, it is presently planned that the Company would own all the outstanding stock of HoldCo and HoldCo would own all the outstanding stock of MergeCo. HoldCo currently does not have and, prior to the Merger, MergeCo would not have, any business or properties of its own, other than a nominal capitalization.

      It is contemplated that the directors of the Company would become the directors of HoldCo upon the completion of the Merger. Subsequent to the Merger, the composition of the Board of Directors of HoldCo and the Company may change over time.

      While similar in substance to the current Articles of Incorporation and Bylaws of the Company, the HoldCo Articles of Incorporation and Bylaws upon the consummation of the Merger will differ in that they (i) will not include certain provisions that are unnecessary or that concern specific terms of the preferred stock of the Company, and (ii) will contain provisions governing the advance notice process for HoldCo shareholders to properly bring proposals before HoldCo annual meetings and to nominate candidates for election to the HoldCo Board of Directors.

      In connection with the formation of a holding company structure, it is contemplated that the Company would transfer its ownership interests in all or certain of its unregulated subsidiaries to HoldCo, so that they would become direct subsidiaries of HoldCo, including MaineCom Services, CMP International Consultants, Central Securities Corporation, Cumberland Securities Corporation, TeleSmart, and The Union Water-Power Company. To the extent that new businesses are acquired or commenced that are not subject to public utility regulation, such businesses would be held by HoldCo or be operated by unregulated subsidiaries of HoldCo.

      It is contemplated that after the restructuring, non-utility businesses in the Company system would be conducted by subsidiaries of HoldCo rather than the Company. If the proposed restructuring is consummated, it is intended that advances to and other investments in non-utility businesses would be made by HoldCo rather than the Company and that the proceeds of financings by the Company would be used entirely in the conduct of its electric utility business.

      If approval by the Company's voting shareholders is received, it is contemplated that the Merger would become effective as soon as practicable following receipt of all required regulatory approvals in respect of the Merger and related restructuring. The Company must obtain certain authorizations from the Maine Public Utilities Commission, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission, and authorization or waiver of jurisdiction from the Connecticut Department of Public Utility Control to implement various aspects of the restructuring.

      Application will be made to list HoldCo common stock on the New York Stock Exchange ("NYSE"). The shares of common stock of the Company would not be listed after the Merger.

      Initially, the funds required by HoldCo to function as a holding company and to enable it to pay dividends on HoldCo common stock following the Merger are expected to be derived primarily from dividends paid by the Company on common stock of the Company. It is anticipated that such cash dividends paid by the Company to HoldCo would be sufficient, together with any amounts provided by other subsidiaries of HoldCo, to enable HoldCo to pay cash dividends on HoldCo common stock. However, the dividend policy of the Company would continue to be established by the Board of Directors of the Company, and the amount of dividends declared and paid by the Company would be subject to the availability of earnings and other funds, and the needs of the utility business, as determined by the Board. In addition, the ability of the Company to pay dividends on common stock of the Company to HoldCo would be subject to the prior dividend rights of preferred stock of the Company, to restrictions contained in the Articles of Incorporation of the Company and in loan and other agreements to which the Company is or may become a party, to other factors affecting the Company, and to any applicable provisions of Maine law. Payment of dividends on preferred stock of the Company is anticipated to continue at the specified rates without interruption or change; however, the payment of these dividends also is dependent upon the earnings and financial condition of the Company, upon other factors affecting the Company, and any applicable provisions of Maine law. If and when the restructuring takes effect, it is expected that the initial dividend level on HoldCo common stock would be no less than the dividend level on common stock of the Company at that time. It also is expected that HoldCo would pay dividends on approximately the same dates as now followed by the Company. Future dividend payments would depend primarily on the earnings of HoldCo's subsidiaries, principally the Company, any dividend restrictions of HoldCo and its subsidiaries, including the Company, other financial considerations, and other factors as determined by HoldCo's Board of Directors in its discretion.

      After the Merger, the outstanding shares of preferred stock of the Company would continue to be outstanding shares of the Company. Debt securities and other indebtedness of the Company would continue to be obligations of the Company, and, in the case of the Company's mortgage bonds, so long as they remain outstanding, they would continue to be secured by a first mortgage lien on all or a substantial portion of the properties of the Company, as provided in the governing mortgage indenture.

      2. Sale of Generation Assets and Other Matters. The information set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission, is incorporated herein by reference, for a description of (i) the Company's plans to sell a substantial portion of its generating assets and (ii) other matters related to the Company's business in the context of the restructuring of the electric utility industry.

Item 4.    Interest in Securities of the Issuer.

      The information set forth in "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 8 of the Offer to Purchase is incorporated herein by reference.

     Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

      The information set forth in "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 8 of the Offer to Purchase is incorporated herein by reference.

Item 6.    Persons Retained, Employed or to be Compensated.

      The information set forth in "Background and Purpose of the Offer; Certain Effects of the Offer" in Section 7 of the Offer to Purchase and "Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 7.    Financial Information.

      (a) The information set forth in "Certain Information About the Company" in Section 10 of the Offer to Purchase is incorporated herein by reference. The information set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission, is incorporated herein by reference.

      (b) Not applicable.

Item 8.   Additional Information.

      (a)  None.

      (b) The  information  set  forth in  "Certain  Legal  Matters;  Regulatory
Approvals" in Section 12 of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "Effects of the Offer on the Market for the Shares; Registration Under the Exchange Act" in Section 11 of the Offer to Purchase is herein incorporated by reference.

      (d) Not applicable.

      (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of forms of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

Item 9.    Material to be Filed as Exhibits.

      (a)(1)      Offer to Purchase dated May 8, 1998.
      (a)(2)      Form of Letter of Transmittal.
      (a)(3)      Form of Notice of Guaranteed Delivery.


      (b)(1) Credit Agreement dated as of October 23, 1996, between the Company and certain banks (previously filed with the Commission as Exhibit 10-98 to the Company's Annual Report on Form 10-K for year ended December 31, 1996).
      (b)(2) Indenture, dated as of August 1, 1989, between the Company and The Bank of New York, Trustee, relating to the Medium-Term Notes (previously filed with the Commission, SEC Docket No. 33-29626).
      (b)(3) First Supplemental Indenture, dated as of August 7, 1989, relating to the Medium-Term Notes, Series A, and supplementing the Indenture relating to the Medium-Term Notes (previously filed with the Commission in the Company's Current Report on Form 8-K dated August 16, 1989).
      (b)(4) Second Supplemental Indenture, dated as of January 10, 1992, relating to the Medium-Term Notes, Series B, and supplementing the Indenture relating to the Medium-Term Notes (previously filed with the Commission in the Company's Current Report on Form 8-K, dated January 28, 1992).
      (b)(5) Third Supplemental Indenture, dated as of December 15, 1994, relating to the Medium-Term Notes, Series C, and supplementing the Indenture relating to the Medium-Term Notes (previously filed with the Commission as Exhibit 4.15.2 to the Company's Annual Report on Form 10-K for year ended December 31, 1994).
      (b)(6) Fourth Supplemental Indenture, dated as of February 26, 1998, relating to the Medium-Term Notes, Series D, and supplementing the Indenture relating to the Medium-Term Notes (previously filed with the Commission, SEC Docket No. 333-35235).

      (c)         Not applicable.

      (d)         Not applicable.

      (e)         Not applicable.

      (f)         Not applicable.

      (g)(1) Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" (previously filed with the Commission and incorporated herein by reference).


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               May 8, 1998
                                          ____________________________
                                                (Date)



                                          ____________________________
                                               (Signature)



                                          /D E Marsh/
                                          ____________________________
                                            (Name and Title)

                                              David E. Marsh
                                          Chief Financial Officer